SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No  X
                                      ---     ---


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                            Genesys Conferencing Logo

MEDIA ALERT

               Genesys Conferencing Announces General Availability
                          of Genesys Meeting Center 2.0

                  Features Integrated Multipoint Desktop Video

Denver, Colorado and Montpellier, France -June 10, 2002-- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today announced general availability of the new version of its award-winning web-based collaboration service, Genesys Meeting Center. By enhancing Genesys Meeting Center's proven technology, the company has created a fully integrated solution that brings conference room benefits to the desktop.

New Features include:
    o  Desktop multi-point video
    o  Microsoft Outlook Integration
    o  Integration with MSN Messenger
    o  Enhanced security
    o  e-Learning capabilities
    o  Multiple Language Support
    o  Enhanced Automated Archiving

Pricing and Availability
Genesys Meeting Center 2.0 is now available in all 18 countries Genesys Conferencing serves. The company offers unlimited usage of web collaboration services via Genesys Meeting Center, and up to 15 concurrent participants for $39.95 per month for Genesys' audio customers. With Genesys Meeting Center 2.0, an additional $20 per month gives access to video capabilities, keeping Genesys Meeting Center approximately 70 per cent less expensive than its competitors. Multipoint video is available for an additional $10 per video participant connected to a meeting.

For more information about Genesys Meeting Center 2.0, please visit http://www.genesys.com/.

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY). www.genesys.com.

      Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP

Paul Joyal                                    Florence Catel
Genesys Conferencing                          Genesys Conferencing
+ 1 781 761 62 31                             +33-4-99-13-27-49
paul.joyal@genesys.com                        florence.catel@genesys.com
----------------------

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 11, 2002

                                        GENESYS SA


                                        By: /s/ Francois Legros
                                            ------------------------------
                                            Name:  Francois Legros
                                            Title: Chairman and Chief
                                                   Executive Officer